Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, UT 84145-0433

February 8, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Via Edgar

Re: Comment letter dated November 8, 2012
Questar Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 1, 2012
File No. 001-08796

Dear Ms. Thompson,

Following is follow-up response to a telephone call concerning the comment on the credit balance in Questar Corporation’s consolidated cost of goods sold for the quarter ended June 30, 2012

Questar proposes to include the following language in Note 1 to the Consolidated Financial Statements its 10-K and 10-Q filings to show the components of cost of sales and to explain why during certain quarters the balance may be a credit:

Cost of Sales
Questar Gas obtains the majority of its gas supply from Wexpro's cost-of-service production and pays Wexpro an operator service fee based on the terms of the Wexpro Agreement. Questar Gas also obtains transportation and storage services from Questar Pipeline. These intercompany revenues and expenses are eliminated in the Questar Consolidated Statements of Income by reducing revenues and cost of sales. The underlying costs of Wexpro's production and Questar Pipeline's transportation and storage services are disclosed in other categories in the Consolidated Statements of Income, including operating and maintenance expense and depreciation, depletion and amortization expense. During the second and third quarters of the year, a significant portion of the natural gas from Wexpro production is injected into underground storage. This gas is withdrawn from storage as needed during the heating season in the first and fourth quarters. The cost of natural gas sold is credited with the value of natural gas as it is injected into storage and debited as it is withdrawn from storage. The reported balance in consolidated cost of sales may be a negative amount during the second and third quarters because of the entries to record injection of gas into storage and the elimination of intercompany transactions. The details of Questar's consolidated cost of sales are as follows:

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Questar Gas
Gas purchases	$104.2	$221.2	$245.4
Operator service fee	274.0	253.4	240.0
Transportation and storage	79.6	78.4	78.1
Gathering	20.5	25.0	23.6
Royalties	32.0	38.9	37.2
Storage (injection) withdrawal, net	1.9	3.0	(0.80)
Purchased-gas account adjustment	16.1	20.6	(36.80)
Other	5.0	5.2	5.5
Total Questar Gas cost of natural gas sold	533.3	645.7	592.2
Elimination of Questar Gas cost of natural gas sold – affiliated parties	(347.70)	(327.30)	(313.70)
Total Questar Gas cost of natural gas sold – unaffiliated parties	185.6	318.4	278.5
Questar Pipeline
Total Questar Pipeline cost of sales	6.7	3.1	2.4
Total cost of sales	$192.3	$321.5	$280.9

Questar Corporation acknowledges that: (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Please contact me at 801-324-5407, email kevin.hadlock@questar.com, or David Curtis, VP & Controller, at 801-324-2403, email dave.curtis@questar.com, if you have any questions regarding our response to your comment letter.

Sincerely,

/s/Kevin W. Hadlock

Kevin W. Hadlock
Executive vice president and chief financial officer
Questar Corporation